EXHIBIT 12.1

APPROACH RESOURCES INC.

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine months ended September 30, 2014	Years ended December 31,
(in thousands, except ratios)		2013	2012	2011	2010	2009
COMPUTATION OF EARNINGS (LOSS):
Earnings (loss) before income taxes	$45,775	$114,763	$9,722	$10,730	$11,562	$(6,014)
Fixed charges	15,949	14,153	4,766	3,426	2,219	1,809

	$61,724	$128,916	$14,488	$14,156	13,781	$(4,205)

COMPUTATION OF FIXED CHARGES:
Interest expense(1)	$15,941	$14,125	$4,737	$3,402	$2,198	$1,787
Implicit interest in rent	8	28	29	24	21	22

	$15,949	$14,153	$4,766	$3,426	$2,219	$1,809

Ratio of earnings (loss) to fixed charges (2)	3.87x	9.11x	3.04x	4.13x	6.21x	— (3)

(1)	For purposes of computing this ratio, we have excluded interest income from interest expense amounts reported on the consolidated statement of operations.
(2)	The ratio has been computed by dividing earnings (loss) by fixed charges. For purposes of computing the ratio, the numerator consists of the sum of (i) earnings (loss), which includes income (loss) before income taxes, and (ii) fixed charges. The denominator consists of fixed charges, which includes interest expense and a portion of rentals representative of an implicit interest factor for such rentals.
(3)	Due to our net loss for the year ended December 31, 2009, the coverage ratio for this period was less than 1:1. To achieve a coverage ratio of 1:1, we would have needed additional earnings of approximately $4.2 million for the year ended December 31, 2009.